Exhibit 99.7
Evening Earnings Call

INFOSYS LIMITED
EVENING EARNINGS CALL
October 12, 2011

CORPORATE PARTICIPANTS

S. D. Shibulal
Co-founder and Member of the Board, Chief Executive Officer and Managing Director

V. Balakrishnan
Member of the Board and Chief Financial Officer

B. G. Srinivas
Member of the Board, Head of Europe and Global Head, Manufacturing

Ashok Vemuri
Member of the Board, Head of Americas Global Head, Financial Services & Insurance

Prasad Thrikutam
Global Head, Energy, Utilities, Communications & Services, Member, Executive Council

INVESTORS

Jason Kupferberg
Jefferies

Joseph Foresi
Janney Montgomery Scott.

Moshe Katri
Cowen and Company

Bhavan Suri
William Blair & Company.

Rod Bourgeois
Bernstein

Keith Bachman
Bank of Montreal

Shashi Bhushan
Prabhudas Lilladher

David Grossman
Stifel Nicolaus

Mayank Tandon
Needham

Moderator

Ladies and gentlemen, good day and welcome to the Infosys Earnings Conference Call. As a reminder, for the duration of this conference, all participants’ lines will be in the listen-only mode and there will be an opportunity for you to ask questions at the end of today’s opening remarks. Please note that this conference is being recorded. Should you need assistance during this conference, you may signal an operator by pressing ‘*’ and then ‘0‘ on your touchtone telephone. I now hand the conference over to Sandeep Mahindroo of Infosys. Thank you and over to you Mr. Mahindroo.

Sandeep Mahindroo

Thanks, Rochelle. A very warm welcome to everyone on this call to discuss Infosys Earnings release for the quarter-ended September 30, 2011. I am Sandeep from the Investor Relations team in New York. Joining us today on this conference call is CEO and MD, Mr. S.D. Shibulal, CFO, Mr. V. Balakrishnan along with other members of the senior management team. We will start the proceedings with a statement on the performance of the company for the recently concluded quarter, followed by outlook for the quarter ending December 31, 2011, and year ending March 31, 2012. Subsequently, we will open up the call for questions. Before I pass it on to the management team, I would like to remind you that anything that we say which refers to our outlook for the future is a forward-looking statement which must be read in conjunction with the risks that company faces. A full statement and explanation of these risks is available in our filings with the SEC which can be found on www.sec.gov. I will now like to pass it on to Mr. S.D. Shibulal.

S. D. Shibulal

Thank you. This is Shibu. I will give you a color on the quarter performance and then give it to Bala for more details on the numbers. We have seen overall growth in Q2. We have delivered $1.746 bn in revenues which is a 4.5% growth in reported currency and 5% growth in constant currency. In Rupee terms, we have grown 8.2%. Volume growth is 4.5%. Blended pricing has gone up by 0.5% and the utilization is at 78%. Margins have improved, we have added 1.9% to the margin, from 26.1% to 28% at operating margin level.

Overall, client additions have been very strong this quarter; we added 45 new clients, 19 of them in our new investment areas which are in Utilities, Life Science, Healthcare. Million dollar clients have gone to 388 and our repeat business is 98.5% this quarter.

Let me give you some color on our strategic direction and our new organizational structure. We are seeing very good traction for ‘Building Tomorrow’s Enterprise.’ Clients are acknowledging that this is very relevant to them. They are acknowledging that it is true thought leadership in the themes which we have chosen. We are winning deals in those themes. We have closed a deal in the Smarter Organization theme with a European client in transforming them from a country-centric approach to a client-centric approach and build their next-generation organization. We are working on another deal in creating new consumer experience in the store with a major retailer. That is in the Digital Consumer space. In the emerging market space, we are working with a client in creating engineering innovation in the emerging markets. These are examples of opportunities and deals which we are seeing in our ‘Building Tomorrow’s Enterprise’ themes.

As far as Infosys 3.0 is concerned, we have completed the realignment. We have reorganized 100,000 people. We have 4 major go-to market verticals. We also have Finacle, BPO and the engineering service. We have new leadership in place, new Executive Council in place and a new structure in place which will allow us to move towards our aspirations. We are also investing in new areas. We have new units for enterprise mobility, sustainability and cloud. Those units are also seeing good traction.

Our product and platform strategy is panning out well. We have launched Infosys Edge which is Infosys family of platforms, 9 of them. We have 20 clients operating on them. We have 10 new clients this quarter. $200 mn in TCV closed. Good traction in that direction.

Consulting and System Integration is doing well for us, it is 31% of our revenue. It has grown quarter-on-quarter. Our pipeline for transformational programs is 27 at this point. We have been recognized by the industry and by our partners. We are rated in the ‘Leadership Quadrant’ by Gartner and Forrester. We received the ‘Titan Award’ for third year in a row at Oracle Open World. We are rated No. 15 in ‘The Most Innovative Company List in the World’ by Forbes. We are recognized by the industry and our partners.

With that let me now hand it off to Bala to give you more color and more numbers.

V. Balakrishnan

Good morning. In the beginning of the quarter, we said our revenues could grow somewhere between 3.5% - 5%. We have actually grown at 4.5%, adjusted for cross currency movements. In constant currency terms we have grown at 5%, that has come out as what we had planned.

If you look at the gross margins, the gross margins went up from 38.8% last quarter to 41.3% mainly tracking the movement in the currency. Our operating margin went up by 1.9%. We had a beneficial impact of 1.5% due to rupee-dollar movement. Rupee depreciated against the dollar by 3.4% which had a positive impact of 1.5% on the margin. Utilization went up by about 1%. It contributed another 40 basis points. So net-net, operating margin went up by 1.9%.

On the non-operating income side, we had $90 mn of treasury income. We had a $6 mn negative impact because of currency because when we do hedges, when the currency moves in either direction, we will have some impact on non-operating income. So there was a $6 mn impact because of the currency on non-operating side.

Our effective tax rate has gone up slightly during the quarter. It is around 28.6% for the quarter. It was 28.1% for the last quarter. Today we get around 29% of revenues in SEZ.

If you look at the revenue growth this quarter, it has been all round growth. Our top-line grew by 6.6%, top 25 clients grew by 7.1%. We added 15,350 employees, and our guidance was 12,000 for the quarter. So I think we had seen good revenue traction and the currency movement to some extent helped us to better our margins, so quarter has come out well.

Going forward for the full year, earlier we had given a guidance of 18% to 20% growth in revenues. Now if you re-cast it for the movement in cross currency, our new guidance is at 17.1% - 19.1%. So the assumption on volume growth and pricing growth remains same. The change in guidance is purely because of the cross-currency movement.

For the full year, at the beginning of the year, we said our operating margin could decline by 3 percentage points. In the last quarter, we said it could decline by 2.5 percentage point. Now, we are talking about somewhere between 50 - 100 basis point decline because the Rupee has depreciated against the dollar and if you take the average rate for the full year, we will get a beneficial impact of around 1.5% on the margin. Of course, utilization will have a negative impact on the margin but because of the currency movement, our overall operating margin for the full year could decline only within a range of 50 - 100 basis points.

I think we have done well this quarter and we are maintaining our guidance. For the third quarter, we are talking about a growth of 3.2% - 5.4%. That is based on the visibility we see in the marketplace today. As we said earlier, this year our growth could be evenly spread out across the four quarters. Typically, in a normal year, we could see growth coming in the first two quarters and third and fourth quarter are always soft quarters, but this year probably it will be evenly spread out across all the four quarters.

With this I will conclude. We will now open it for Q&A.

Moderator

Thank you very much. Ladies and gentlemen, we will now begin the question and answer session. The first question is from the line of Jason Kupferberg of Jefferies. Please go ahead.

Jason Kupferberg

Thanks. Appreciate the time. I wanted to just ask a question as we start to look out to the back half of your fiscal year, looks like the implied sequential revenue growth guidance for the March quarter is roughly 4% I believe at the midpoint. I wanted to know if that accounts for any potential delays at the start of the new calendar year in terms of new projects getting ramped up or does it assume a more normal start to the new year and as part of that if you can just talk about what you have been seeing most recently in terms of any changes in client decision-making patterns? It does not seem like there has been anything severe in that front despite the macro environment but would love some color there? Thank you.

S. D. Shibulal

Our guidance is a statement of fact, as we see it today. We looked at what we are seeing today. Our pipeline, booked revenue, our clients, what we are seeing with the client base and that is how we come up with the guidance. As I said, it is a statement of fact as we see it today. Your numbers are accurate. In the midpoint it will be 4% growth and that is based on what we see today. From an environmental perspective, we need to be very cautious. We are seeing challenges in Europe and in the US, there is unemployment, there is economic uncertainty, the financial industry is going through challenges, the Euro zone is turbulent, there are multiple scenarios which people are talking about. So environment is definitely challenging for our clients and for ourselves. There is currency volatility and regulatory volatility. So we are very cautious. We need to remain cautious. At the same time, if you look at our strategic direction of ‘Building Tomorrow’s Enterprise’ and ‘Infosys 3.0,’ it is all about strengthening our strategic partnerships. It is about increasing relevance for our clients. It is about operating globally for our clients. It is about aligning in front of our clients as ‘one-Infy.’ We believe that these strategic directions and these steps that we have taken should stand us in good terms in the medium to long-term but in the short-term, we can be impacted by the environment because we are in an ecosystem, and the ecosystem is definitely facing challenges.

Last point, we are seeing delays in decision-making and higher scrutiny of larger investments. We are not seeing project cancellations or program cancellations at this point in time. We are not seeing budget cuts for the current year. Next year budgets are yet to be finalized and we will only know it by the end of this year or January.

Jason Kupferberg

Okay, that is helpful. Just as a follow on to that, can you clarify, are you more cautious on the demand environment now than you were during your last earnings call? You may have just covered this at the end of your last answer, but I could not exactly hear but with regard to the 2012 budgets, we have started to hear that in some cases, there are some signs of potential delay in budget setting processes, are you picking that up as well?

V. Balakrishnan

We are always cautious. If you look at our commentary for the last two quarters, we are one of the very few in the industry talking about all the macro challenges and what impact it could have on our revenues. The whole global economic environment is evolving; it is only getting worse every day. Having said, that as Shibu said, we have not seeing any project cancellations, we are not seeing any clients changing the budgets or reducing the budget. Clients are still spending money. They are cautious and we are also cautious on the macroeconomic environment. I do not think we are seeing any drastic change in client spending behavior from what we saw last quarter, but definitely the evolving economic environment is a concern for us and we are watching it closely.

Jason Kupferberg

Okay, that makes sense. And just last one from me, just on the supply side. I think you’re still planning to hire 45,000 folks this year if I am not mistaken. Can you remind us how many of those will be fresher’s and just any commentary you can provide in terms of quality among the campus talent pool in India that you look to recruit, have there been any changes, any incremental challenges on the hiring front? Thank you.

S. D. Shibulal

We are hiring 45,000 people this year. It will be probably a 70-30 split, 70% from campus and 30% from laterals. We have given 23,000 offers in the campus for people to join next year. This quarter we added 15,000 people gross and 8,000 people net. Next quarter, we will be adding 8,000 people gross. The quality of talent remains a concern. While India produces 700,000 engineers, we need to put a lot of effort in making them industry-ready or multinational-ready and that is where our investment in Mysore where we have a Global Education Centre with the 14,000 people residential capacity, that helps us in creating the talent and taking the talent to the next level. We believe that for the industry in the long-term, recruiting very large number of highly talented individuals will be a challenge and again that is where our strategic direction of ‘Building Tomorrow’s Enterprise’ with the product and platform play as well as the consulting system integration space should give us some relief in the linearity

Moderator

Our next question is from the line of Joseph Foresi of Janney Montgomery Scott. Please go ahead.

Joseph Foresi

Hi, my first question here is you mentioned some delays. I wonder if you could point to where your biggest areas of concern are right now on the delay front, maybe you could just talk about geographies or services?

S. D. Shibulal

Actually, there is really no difference between the US and Europe in the decision-making delays. We are seeing it in both parts of the world. These are delays in decision-making because the clients are uncertain about their future or uncertain about their environment. As I said, multi-year programs go under a lot more scrutiny than before and that delays the decision-making on those programs. At the same time clients are looking for better business value, they are looking for better solutions, they are looking for efficiency in operations. That is where our business operation service makes perfect sense because we are delivering business value as well as higher productivity in those service lines.

Joseph Foresi

Are the delays on discretionary spending in new business or is it just in existing projects; I am just trying to get a full color for it.

S. D. Shibulal

Existing projects are running as usual. We are not seeing project cancelations. There is no question of a delay in an existing program for most part because once it is committed, they want to accelerate it, so that can be done. This is not about existing programs or projects. It is about new programs and project awards.

Joseph Foresi

And then if I look at the growth rates this year, they seem to sort of smoothed out. I was wondering if you could give us some color on what causes the sequential growth to be a little less lumpy than past years. Was there a delay in the start-of projects at the beginning of the year? How should we sort of think about it because traditionally I think December started to slow and then March of course is decision-making process?

S. D. Shibulal

This is unusual year because of all the environmental issues. Clients are investing in the short-term, but not taking decisions for the long-term or taking more time to do it. That is why in the beginning of the year itself we were saying that it will be evenly paced growth than a cyclical growth which we have seen in the past and that is what we expect at this point in time.

Joseph Foresi

Just one last quick question, if you can give us a little color on the pricing environment as it is now and what your expectations are going forward? Thanks.

S. D. Shibulal

We expect the pricing to be stable. We have seen 0.5% increase in the blended pricing this quarter, 1.6% down onsite and 3.1% up offshore. However at this point, we expect the pricing to be stable.

Moderator

Thank you. The next question is from the line of Moshe Katri of Cowen and Company. Please go ahead.

Moshe Katri

Thanks. Shibu, going back to discussion over calendar year 2012 budget, in our view do we get visibility on these budgets, should we assume that budgets get finalized in the January- February timeframe rather than in December?

S. D. Shibulal

I would expect the budget to be finalized in December-January timeframe because while there are environmental factors, corporations have got used to operating in this environment. They understand that they need to close it sooner than later. So I expect that it will close by end of Jan.

Moshe Katri

We are talking about maybe a slight push up, but not a big one at this point?

S. D. Shibulal
At this point, we are not. At least by my judgment and my team’s judgment; we feel that it will be mostly January end.

Moshe Katri

Understood and then you had a nice sequential uptick in Europe and BFSI in constant currency. Can we get details on the main drivers for these improvements? In this context maybe you can specifically comment on clients’ buying behavior in Europe and BFSI, what are they buying, what are they funding in this environment?

S. D. Shibulal

Let me ask BG to give you some color on Europe followed by Ashok to give you some color on the BFSI space.

B. G. Srinivas

In the last quarter, we have added 10 new clients in Europe and these cut across the various key industry verticals we focus on including FSI, Manufacturing, Energy & Utilities, Retail and Pharma. We have had pretty good client acquisition in a challenging environment in Europe. Our focus and strategies with respect to both building local capability in Europe, understanding and making sure we are very relevant in the client context with respect to the solutions we bring to bear and also in each of the countries where we are clearly focused on building local capability, has helped our clients. We continue to expand business within our existing client footprint. In the last 6 months, We have also had several co-creation workshops on our ‘Building Tomorrow’s Enterprise’ brand promise and in that context we have actually engaged with 3 of our key clients on shaping our client’s destiny terms of reshaping their internal operations, helping them improve and we have had some 2 business transformational wins.

The business is ‘as usual’ in terms of outsourcing deals. We are not seeing too many of them but there are few deals in the pipeline. This is in Financial Services, Pharma and Energy Utilities. In spite of the macro environment, we are seeing a relatively stable environment within our client businesses. While the decision-making is relatively slower, decisions and investments are being made at this point in time. We have so far not seen any project cancelations or withdrawal of budget and that is something we see continuing for this quarter. However we are cautious. The budgets which will get cast for the coming fiscal year in the month of Jan will let us know how the next fiscal year is going to shape up but we are well-positioned both in the UK and in the Continental market in terms of our local capability and we are hopeful that if the Euro zone holds and there is no real panic, while we will see in the short-term to medium-term the fact that there will be a slow demand, we should still be able to leverage our growth in the current market environment. Ashok, would you like to add something on the Financial Services?

Ashok Vemuri

Sure. Thanks, BG. I think from the BFSI perspective, if you look at our numbers, we have done about 4.5% growth this quarter. Of that, the professional services has grown about 8.5% quarter-on-quarter, this is coming on the back of two very strong quarter growth that we have already had. In terms of a geographical distribution, BFSI has about 20% of its revenue comes from the European market. Given that we had such a small footprint, we were actually fairly happy with the kind of penetration that we are seeing in Continental Europe which has not been a market which has been very big for us, given language issues or labor regulations etc. but all the accounts that we have opened in BFSI this quarter have come from Continental Europe. So we are seeing a significant surge in terms of our clients or prospects wanting to engage with us and going deeper and wider in terms of the services that they buy from us.

We have seen good growth in BFSI in the US as well, especially in the insurance sector, which is an area of big focus for us again. Certain regulatory changes in the US market and in Europe are driving some of the increased desire of insurance companies to work with companies such as us. Our focus on the Asia-Pacific market is beginning to yield dividends. Our Australian business is doing very well, our foray into Japan, our foray into China etc. is also beginning to reap big dividends. The focus continues to be on risk management, compliance, which continues to be the big money spinner, if you will. We are seeing a lot of traction in Mobility. We are seeing traction in the area of data quality management and in the BPM space. So a lot of the investments that we had made as part of our ‘Building Tomorrow’s Enterprise’ whether its in Pervasive Computing, whether its in Digital Commerce, whether it is in making Smarter Organizations, those investments as I said earlier are now beginning to turn around and give us the kind of traction in the market as well as driving the profitability up for the Financial Services sector. Thank you.

Moshe Katri

Last question just for Bala. Big improvements in margin sequentially. Can you give us a typical breakdown in terms of the pluses and minuses that kind of move the margin sequentially?

V. Balakrishnan

The operating margin went up by 1.9% in Q2 as compared to Q1. It is mainly because of the Rupee. The average Rupee-Dollar rate in the first quarter was 44.78. The average for the second quarter was 46.30, which means around 3.4% depreciation in Rupee which contributed to 1.5% improvement in margin. The utilization went up by 1.1%. That contributed another 40 basis points. So the margin went up by 1.9%.

Moderator

Our next question is from the line of Bhavan Suri from William Blair & Company. Please go ahead.

Bhavan Suri

Just a question on pricing. At the Analyst Day in the past quarters you talked about some of the pricing challenges you faced in some of the commodity work, you saw a nice pricing increase this quarter, how do you reconcile those two?

S. D. Shibulal

These pricing increases are very marginal, 0.5%. In fact, onsite has declined by 1.6% and offshore has gone up by 3.1%. These are very marginal shifts. We are expecting the pricing to be stable and some of the pricing difference, the revenue productivity improvement comes from the portfolio shift but from a rate negotiation perspective, we are expecting it to be stable.

Bhavan Suri

Talking about sort of the shift in services, you have been making the investments in SaaS and non-linear revenue but if I go back even a few quarters that part of the revenue base has remained roughly stable and the app dev piece of it has remained roughly stable. What has been growing nicely obviously is the package implementation & system integration. How long do you think before this transition that you have been talking about for a while now starts to become more material?

S. D. Shibulal

Please remember our strategy is for 5 - 7 years. Today, we have Consulting and System Integrated revenue of 31%, but we started in 1999 and then I’m sure same questions we answered. So these are long-term strategies. Infosys 3.0 and ‘Building Tomorrow’s Enterprise’ is the strategic direction for us for the next 5-7 years. It is the foundation which we are laying for our next phase of transformation. Today, we have 20 clients on our platform. We have TCV of $200 mn, the platform revenue is over a period of time. We invest upfront but the revenue comes over a period of time. We have TCV of $200 mn but the revenue is only $30 mn but when you look at the platform revenue, when you look at the revenue in the new service areas like Enterprise Mobility or Cloud, when you look at our new investment areas like Life Sciences or Healthcare, we are very confident that it will grow above our average. It will grow much above our average. That is only thing we can focus on.

Bhavan Suri

Fair enough. Then the question which has come on budget cycle, you guys survey your top 100 customers, as you talk to them, any sense of sort of, while they have started the budgeting process of what budgets might look like next year. I know you guys survey them regularly. So I was wondering if you could provide any color based on those conversations.

S. D. Shibulal

It is early because our survey actually what we do with the clients happen in January. It is not before that, it happens in January. This year we are not seeing budget cuts. It is too early for us to predict about the next year and we do the survey only in January.

Moderator

Our next question is from the line of Rod Bourgeois of Bernstein. Please go ahead.

Rod Bourgeois

Over the past three quarters, your growth results and also your commentary about market demand trends have been somewhat less positive than your peers such as TCS and Cognizant. I wonder if you can give some color on what is causing that discrepancy and do you feel like that is a temporary phenomenon and that has just something to do with the timing of your pipeline? If you can give us some color on what is causing the discrepancy in both your growth results and in your market commentary, especially since that same scenario may occur again this quarter as it did last quarter?

S. D. Shibulal

We are the ones who have been talking about caution and the macroeconomic challenges and the environment not being stable. In fact while we are talking, the environment has become more unstable, more challenging and more problematic over the last couple of quarters. I think it is important to look at our performance in the context of what we are trying to do. We are truly trying to create the next generation consulting system, integration, and services corporation. It is a different path which we are taking. Our aspiration is to have superior financial performance and we define it as above industry average growth and industry leading or one of the industry leading industry margins. That is our aspiration. So our investments are in that direction. When we talk about ‘Building Tomorrow’s Enterprise’ and Infosys 3.0, those are the foundations which we are laying down to achieve that superior financial performance which is high quality growth. If you look at the industry, the industry is going through some challenges. Number one, some part of the industry is getting commoditized. Number two, in the long-term, getting large number of highly qualified people will be a challenge. Number three, competition has actually accelerated the commoditization in some cases. If you look at our strategy, it is meant to counter some of these things in the medium-to-long-term. We clearly believe that our strategies will allow us to have superior financial performance as defined by us.

Rod Bourgeois

It seems like maybe you are in somewhat of an investment transition mode given the longer term aspiration and that definitely makes sense. You also indicated in your comments today that clients are looking for business value and efficiency, so given this seemingly increased demand for value and efficiency due to the macro trends, does this change in anyway your go-to market approach and the type of offerings and proposals, you are currently presenting the client?

S. D. Shibulal

We have just gone through a very big transformation in our offerings because we used to have wide set of offerings. We have brought everything under 3 broad categories- Consulting & system integration is number one, Business Operation is number two; number three is products and platforms. It is a huge transformation. These are very much in line with the industry standard because what the industry considers as Consulting and System Integration is what we consider Consulting and System Integration. These offerings are totally aligned. Our go-to market is through the industry verticals. Our capability building is through the horizontal. We have totally aligned these offerings in front of the client. These offerings are seeing extremely good traction. Today we have capability to do end-to-end system integration for our clients. Today, we have capability to put together a proposal which is IMS, IVS and BPO together. Today, we have capabilities to do ITO plus BPO together. This current structure also allows us to do different things in different offerings. In the case of business operations offering, we can drive productivity improvements, we can do automation and we can drive business value articulation. In the Consulting & System Integration space, we can drive better capabilities, better deep domain capabilities, we can do end-to-end transformational work and we can use ‘Building Tomorrow’s Enterprise’ themes for identifying opportunities. In the platforms and products space, we can do non-linear growth, non-effort based pricing and pricing per usage. These are 3 different models. Infosys 3.0 will allow us to actually do the best in each of those different offerings.

Rod Bourgeois

Just to extend on that though, with clients more focused on business value and efficiency, does that change in anyway the financial profile of the type of business you are pursuing. Does it affect your visibility over the next couple of quarters? Does it affect the margin profile at all, of the type of deal that you are trying to sign just because of the shorter-term and value efficiency focus that you are seeing more with clients?

S. D. Shibulal

When I talk about business value, I’m talking about the impact what we are delivering is having on their business. It is not about pricing. It is about having a better solution, it is about having better predictability and it is about driving efficiencies. It is not about pricing. Clients are looking for better value for the money which they spend. Clients are looking for reducing the total cost of operations. As long as we can provide relevant solutions, as long as we can provide unified solutions, as long as we can provide better value for the money which they are spending, we would be fine. I do not expect any impact on our financial model or any impact on our margins because of this. The other point is there are delays in decision-making but that has got nothing to do with this. That is something to do with the environment and uncertainty from the environment.

Moderator

The next question is from the line of Keith Bachman of Bank of Montreal. Please go ahead.

Keith Bachman

Hi, thank you. I had a couple as well. In terms of the Financial Services in particular, you commented that you are not seeing cuts. I just wanted to be clear. Are you suggesting that you are not seeing cuts in the dollars being allocated to you or to service providers versus the broader IT budgets because there has been more mixed comments from a broader set of technology related companies on current demand patterns from the Financial Services? So I just want to get a clarification of your comments?

S. D. Shibulal

Let me ask Ashok Vemuri to answer that.

Ashok Vemuri

That comment was addressed more towards the addressable space that we are engaged with all the projects or work that we are engaged with. We have heard that there has been a reduction to an extent for hardware and software product companies, but we are only interested in what is our addressable space and we have found no cuts or cancellations there

Keith Bachman

Fair enough then. In the last cycle though, if you look back what happened in 2008 and 2009, the hardware transaction companies and software transaction companies saw reduced spending before the service providers including yourself and more than a quarter later, the service providers indicated they also saw some reduction in allocation of dollars. What is different now?

Ashok Vemuri

In fact in the 2008 time period, we actually saw the reductions approximately at the same time as the software companies and/or the infrastructure companies did. In fact I would say in some cases we were ahead because we were easy to manage in terms of this is not long-term contract, there is no annuity contracts or license agreement etc. It was on a work-to-hire basis it was easy to negotiate the rates downwards with technology service providers such as ourselves. In 2008 as we read it, Lehman Brothers happened, there was a period of paralysis followed by a flight to procurement. This time around, we have not seen a flights to procurement, there is more time that our clients have in terms of determining what their overall cost structure should be and they are engaging with us in two areas - one, trying to change their overall cost structure, not just the rates, they are looking for more higher productivity, they are looking for optimization. On the other side, they are also engaging with us much more than they have ever done before, definitely much more than they did in 2008, on the revenue side of the balance sheet which is essentially about creating products, which is about creating services, improving the services for customer-centricity, CRM investment and our investments in mobility etc., on the back of infrastructure and software packages of products that they have already either procured or that they already have. More and more decisions that we are seeing are tending towards the build option rather than the buy and implement option which is why we feel that this time around, given the amount of time that they have had to prepare for this and the time that this kind of uncertainty will exist for, they are looking at us for more fundamental changes in their overall cost structure. They are looking at us more on the revenue side of the balance sheet. If you look at our numbers for this particular quarter, a bulk of that has come from risk management, governance and compliance. A year ago, we probably made maybe a 1/10 of what we did this quarter on this particular thing. Last quarter, we made some amount of, it was still not scaling up. But this quarter, the bulk of it has actually come from these initiatives.

Keith Bachman

Why was onshore pricing down? I would have thought mix would have helped and the trend in last couple of quarters has been positive for onsite pricing?

S. D. Shibulal

Pricing increases have been marginal. It is not because our rates have gone up; it is because our portfolios have shifted.

Keith Bachman

So when you suggested that pricing would be stable, does that suggest onsite pricing will also be stable over the next couple of quarters?

S. D. Shibulal

Yes, it is where onsite, offshore and blended, all three will be stable other than portfolio shifts.

Keith Bachman

My last one then is your lateral hiring was down a bit at least compared to past quarters. When you think about targets for CY12, maybe could talk more broadly about your hiring thoughts and in particular address how you are thinking about the mix including laterals? That will be it for me.

S. D. Shibulal

There is no secular trend. There is a quarter-to-quarter aberration. It is also because of the transformation we were going through. Our philosophy is to do 70-30, 70% from freshers and 30% from laterals.

Moderator

The next question is from the line of Shashi Bhushan of Prabhudas Lilladher. Please go ahead.

Shashi Bhushan

Thanks for taking the question and congrats on the great quarter. When we started the year, we guided for 18%-20% growth coming entirely from volume growth but we have witnessed modest uptick in pricing in the past two quarters. Despite that we maintained our guidance, so even though marginally where we have witnessed negative surprise that we did not upgrade our U.S. dollar revenue guidance?

S. D. Shibulal

We started out the year with 18%-20% guidance based on certain volume and pricing assumptions. The volume and pricing would have remained the same. We have not changed it at this point in time. At the same time, the currency has moved. We have re-cast our guidance for the year at 17.1%-19.1% based on the currency movement.

Shashi Bhushan

Second part of my question is you mentioned earlier in the call that we have given 23,000 fresher offers for FY ’13. Are we going to give more offers or are we done with the fresher hiring for the next financial year?

S. D. Shibulal

I think it is in progress. We will give 23,000 and that is the number.

Shashi Bhushan

We have mentioned that we are going to have 70-30 fresher-lateral mix. In that case, we are looking for approximately 33,000 gross hiring for FY’13. Any reason for deceleration in hiring in FY’13 compared to that in FY’12?

S. D. Shibulal

Please remember these are all guidelines. There are multiple ratios which we try to keep. It will never be absolutely 70/30, it will be based on the environment, it will be based on growth, various other factors, right?

Shashi Bhushan

As we mentioned that we are going to give 23,000 fresher offers for FY13 and we have also mentioned that the fresher to lateral ratio would be somewhere in the range 70/30, 70% fresher and 30% lateral. If we work with that number that means we are looking for almost 33,000 gross hiring for FY13. I was wondering why there is deceleration in hiring in FY13 compared to that in FY 12

S. D. Shibulal

Actually one more thing even when we do fresher hiring, there is a percentage of the freshers, which we will hire on-time. So there is campus and non-campus hiring even for freshers.

Shashi Bhushan

So, just-in-time hiring for fresher in FY 13 is possible

S. D. Shibulal

Right.

Moderator

The next question is from the line of David Grossman of Stifel Nicolaus. Please go ahead.

David Grossman

Shibu, your hiring plan looks like you are a little ahead of planned hiring for the year. Pricing has remained relatively stable, if not improving slightly. Should we think about these metrics as leading indicators, lagging indicators or coincident indicators of overall demand trends?

S. D. Shibulal

When we give guidance and when we do these things, it is always based on our current understanding of the environment, current understanding of our pipeline, demand, what our clients are looking for. I would think that these are all simultaneous indicators. When we talk about next year and when we say have given 23,000 offers, it is based on a projection which we have but there are things baked into it like off-campus hiring, that is just-in-time hiring, out of campus and lateral recruitment. These are indicators of where we are today and the guidance we have given as of this point.

David Grossman

Another way to think about it is to go back in time to other cycles. For example, did pricing degrade in front of demand starting to drop precipitously or was pricing more of a lagging indicator of where demand was heading?

S. D. Shibulal

David, I think the environment is quite different. If you look at 2003, we were in a pricing bubble. 2008 was a real turmoil and there was some amount of pricing pressure. But right now, at least our understanding and what we are seeing is that clients are more focused on driving business value and better solution than focusing on the pricing. We are not seeing at this point a go back to procurement kind of situation. If there is an indicator which we will start seeing because of the environment, I would think that it will be in the volume rather than price in Phase I.

David Grossman

Then just maybe a quick question on the margins, it seemed that the assumption underlying guidance for the Rupee would drive a more significant increase in the margins and I think Bala said that utilization perhaps would mitigate some of the increase from currency. Is that the only offset going forward for the balance of the year or are providing for perhaps some degradation of the rupee or taking the opportunity to increase the pace of investments given the excess margin that you may have from the change in currency?

V. Balakrishnan

David, right now we have given a margin guidance based on the currency level at the end of September. If it remains so, we will have upside on the margin. Even if the currency moves against us, we always have certain levers from the cost side. We have a variable cost structure. We have the onsite/offshore mix, if we can push more work offshore that will be beneficial for our margins. So is utilization, if we are able to push it up, that could be beneficial to our margin. Business mix if you change that, if we move more into Consulting, Enterprise Solution kind of business, margins could be better. We always have lot of cost levers and if the currency moves actually against us, probably we can use some of the levers. Right now, we have given guidance based on the currency level what we are seeing. That is a big upside for our guidance on the margins for the full year.

David Grossman

Are you taking any incremental down to the investment line there, Bala, in terms of taking advantage of the excess margin from currency and perhaps accelerating the pace of some of the investments you talked about earlier in the year?

V. Balakrishnan

We always do whatever investment is required for the business. I do not think we have cut down anything. Our guidance is after factoring in all those investments and if there is any incremental benefit we get because of currency or otherwise, if we have investment opportunities we will definitely look at it.

Moderator

Thank you very much. Our next question is from the line of Mayank Tandon of Needham. Please go ahead.

Mayank Tandon

I had a quick question. Shibu, in terms of the Insurance vertical and the telecom vertical, they have been soft spots for you guys for a couple of quarters, it seemed to have held out pretty well this time around. Maybe just give us some sense of has the worst been behind for these two sectors or just maybe an update in terms where the trends are for these two verticals?

S. D. Shibulal

We have focused on these areas. We have put in leadership and we have invested. Let me ask Prasad to comment on the Telecom space and Ashok to comment on the Insurance space.

Prasad Thrikutam

This quarter, we did have a good performance in Telecom. One of the conscious things that we have done over the last couple of quarters, is to try and reduce our percentage of revenue on wireline and move it more into the cable and wireless. From a wireline perspective which is under quite a bit of cost pressure from our customers, we have actually reduced our wireline business from about 80% to 74% this quarter, but we have increased our cable and our wireless business substantially. Wireless actually grew 70% quarter-on-quarter and then the cable grew about 40%. That’s where we are focusing. We have seen some good traction. We have also won a transformation program this quarter in telecom. Overall our strategies to focus on business transformation and focus on the ‘Building Tomorrow’s Enterprise; based platforms is beginning to work for us. I think it is definitely a good place where we are in right now. We feel good about where we are on Telecom.

Ashok Vemuri

This is Ashok. On the Insurance and Healthcare part of the question, what we have essentially done is to allow us to recruit talent in these areas, to focus and build capabilities in these two particular sub-verticals. We have taken Healthcare and put that for the US market, into our subsidiary called IPS so as to provide much more focus, capability building and platform building which is a very big play. We opened 3 accounts in the Healthcare sector in the US. Insurance is beginning to find significant traction in the European market. Some of the regulatory changes there are driving more usage of the Global Delivery Model and we are also consolidating our portfolio in the US market on the Insurance side and beginning to see some traction build up there as well.

Mayank Tandon

I just have one follow-up on the Healthcare front. When I compare Infosys with some of your larger peers, it seems like your healthcare practice is relatively small. I know there has been some talk about potential acquisitions. Maybe just give us some sense of what the game plan is to scale that business up, or to take advantage of some of the regulatory changes that are coming down the pipe?

Ashok Vemuri

Yes, undoubtedly the healthcare practice for us is much smaller than our peer group. I think we got off the block late and even though we got off the blocks late, we lost our way somewhere again. Now we have consolidated all of that and it is a big focus area because we see that having a significantly large potential and opportunity in the US market. We have put it in IPS which is our subsidiary company. Not only for Healthcare, but across the board we are looking at inorganic options which will allow us to pursue the strategies that we have adopted which is in the space of Consulting, System Integration and definitely in the space of Product, Platforms and solutions. But we clearly do understand that we have catching up to do in the Healthcare business. We are fully prepared from our strategy and action plan perspective, we are more than ready and we should be able to see some of those tangible results, as we progress the quarters.

Mayank Tandon

Just one last question. Bala, can you just remind us about the specifics on the hedging in terms at what rate are you hedged and what is the timing of the hedges in place and what impacts have you built into your other income item in terms of the hedging impact?

V. Balakrishnan

We had taken a view that because the currency environment is too volatile, we will take a very short-term view on the currency movement and we will hedge up to next 2 quarters of net exposures at any point of time. The time horizon for our hedging is not more than 1 year. Currently, we have around $742 mn of hedges. Last quarter it was $745 mn. In the current quarter, we had a negative impact in the non-operating level of around $6 mn because of the hedging impact. We mark-to-market all our hedges at the end of quarter at the closing rate. The closing rate for September was 48.98, so all the hedges were mark-to-market at that rate. For December and March quarter guidance, we have not assumed any impact on the non-operating level because of the hedges. Because it is mark-to-market at the current level, if any incremental move happens, that could impact which we do not know. We have not factored in any currency impact on non-operating level for Q3 and Q4.

Moderator

Thank you very much. Ladies and gentlemen, due to time constraints that was the last question. I now hand the conference over to Sandeep Mahindroo to add closing comments.

Sandeep Mahindroo

Thanks, everyone for being on this call. We look forward to talking to you again during the course of the quarter. Thanks and have a good day.

Moderator

Thank you, Mr. Mahindroo and members of the management team. Ladies and gentlemen with that we end this conference call. Thank you for joining us. You may now disconnect your lines.